UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

TLG Acquisition One Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Titles of Class of Securities)

87257M 108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87257M 108	Schedule 13G

1	NAME OF REPORTING PERSON TLG Acquisition Founder LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,360,869(1)(2)(3)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,360,869(1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,869(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.4%(3)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

After giving effect to the Forfeiture (as defined below), consists of 4,360,869 shares of Class A common stock, par value $0.0001 per share (“Class A common stock”), of TLG Acquisition One Corp. (the “Issuer”) acquirable upon conversion of 4,360,869 shares of Class F common stock, par value $0.0001 per share (“Class F common stock”), of the Issuer.

(2)

Excludes 4,666,667 shares of Class A common stock issuable upon the exercise of 4,666,667 private placement warrants of the Issuer owned by TLG Acquisition Founder LLC (“Sponsor”). Each warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning on the later of 12 months of the closing of the Issuer’s initial public offering or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

(3)

On January 30, 2023, Sponsor forfeited and surrendered for no consideration 5,000,000 shares of Class F common stock (the “Forfeiture”) pursuant to the terms of the Sponsor Agreement, dated November 13, 2022 (the “Sponsor Agreement”), by and among the Issuer, Sponsor, TLG Fund I, LP, Electriq Power, Inc. and the other parties thereto. Before giving effect to the Forfeiture, Sponsor beneficially owned 9,360,869 shares of Class A common stock that were acquirable upon conversion of 9,360,869 shares of Class F common stock (or 54.1% of the outstanding shares of Class A common stock assuming all shares of Class F common stock beneficially owned by Sponsor were converted into shares of Class A common stock).

CUSIP No. 87257M 108	Schedule 13G

1	NAME OF REPORTING PERSON John Michael Lawrie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 500,000(1)(2)
	6	SHARED VOTING POWER 4,360,869(1)(2)(3)
	7	SOLE DISPOSITIVE POWER 500,000(1)(2)
	8	SHARED DISPOSITIVE POWER 4,360,869(1)(2)(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,860,869(1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 37.9%(3)
12	TYPE OF REPORTING PERSON IN

(1)

After giving effect to the Forfeiture, represents 4,360,869 shares of Class F common stock held by Sponsor and 500,000 shares of Class F common stock held by TLG Fund I, LP. The shares held by Sponsor are beneficially owned by John Michael Lawrie (“Mr. Lawrie”), the Chairman of the Board of Directors, Chief Executive Officer and President, and the manager of Sponsor, who has shared voting and dispositive power over the shares held by Sponsor. The shares held by TLG Fund I, LP are beneficially owned by Mr. Lawrie, the manager of the general partner of TLG Fund I, LP, who has sole voting and dispositive power over the shares held by TLG Fund I, LP. Mr. Lawrie disclaims beneficial ownership of the shares held by Sponsor and TLG Fund I, LP except to the extent of his pecuniary interest therein.

(2)

Excludes 4,666,667 shares of Class A common stock issuable upon the exercise of 4,666,667 private placement warrants of the Issuer owned by Sponsor. Each warrant is exercisable to purchase one share of Class A common stock at $11.50 per share, subject to adjustment, and becomes exercisable beginning on the later of 12 months of the closing of the Issuer’s initial public offering or 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation.

(3)

On January 30, 2023, Sponsor forfeited and surrendered for no consideration 5,000,000 shares of Class F common stock pursuant to the terms of the Sponsor Agreement. Before giving effect to the Forfeiture, Mr. Lawrie beneficially owned 9,860,869 shares of Class A common stock that were acquirable upon conversion of 9,860,869 shares of Class F common stock (or 55.4% of the outstanding shares of Class A common stock assuming all shares of Class F common stock beneficially owned by Mr. Lawrie were converted into shares of Class A common stock).

Item 1(a).	Name of Issuer:

TLG Acquisition One Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

515 North Flagler Drive, Suite 520

West Palm Beach, FL 33401

Item 2(a).	Name of Person Filing:

The information required by this Item is set forth in Appendix 1 attached hereto and incorporated by reference herein. This statement is being filed pursuant to a Joint Filing Agreement attached hereto as Exhibit 1 by (i) the Sponsor and (ii) Mr. Lawrie, the manager of Sponsor (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

Item 2(c).	Citizenship:

The information required by this Item with respect to each Reporting Person is set forth in Appendix 1 hereto.

Item 2(d).	Titles of Classes of Securities:

Class A common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

87257M 108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership

The following information is provided as of January 30, 2023.

After giving effect to the Forfeiture, Sponsor has shared voting and shared dispositive power with respect to 4,360,869 shares of Class A common stock, acquirable by Sponsor upon conversion of 4,360,869 shares of Class F common stock held directly by Sponsor. The shares of Class F common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination, or earlier at the option of the holder, on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights. Mr. Lawrie has (i) shared voting and shared dispositive power with respect to 4,360,869 shares of Class A common stock acquirable by Sponsor upon conversion of 4,360,869 shares of Class F common stock of the Issuer held directly by Sponsor and (ii) sole voting and sole dispositive power with respect to 500,000 shares of Class A common stock acquirable by TLG Fund I, LP upon conversion of 500,000 shares of Class F common stock of the Issuer held directly by TLG Fund I, LP.

The following sets forth the beneficial ownership of the Class A common stock by each of the Reporting Persons as of January 30, 2023:

(a)	Amount beneficially owned:

(i)	Sponsor is the beneficial owner of 4,360,869 shares of Class A common stock after giving effect to the Forfeiture (or 9,360,869 before giving effect to the Forfeiture); and

(ii)	Mr. Lawrie is the beneficial owner of 4,860,869 shares of Class A common stock after giving effect to the Forfeiture (or 9,860,869 before giving effect to the Forfeiture).

(b)	Percent of class:

(i)	35.4% for Sponsor after giving effect to the Forfeiture (or 54.1% before giving effect to the Forfeiture); and

(ii)	37.9% for Mr. Lawrie after giving effect to the Forfeiture (or 55.4% before giving effect to the Forfeiture).

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 7,948,405 shares of Class A common stock outstanding as of December 31, 2022, and assuming the conversion of (i) 4,360,869 shares of Class F common stock beneficially owned by Sponsor after giving effect to the Forfeiture (or 9,360,869 before giving effect to the Forfeiture) and (ii) 4,860,869 shares of Class F common stock beneficially owned by Mr. Lawrie after giving effect to the Forfeiture (or 9,860,869 before giving effect to the forfeiture), each for an equal number of Class A common stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

0 shares of Class A common stock for Sponsor; and

500,000 shares of Class A common stock for Mr. Lawrie.

(ii)	Shared power to vote or to direct the vote:

4,360,869 shares of Class A common stock for Sponsor after giving effect to the Forfeiture (or 9,360,869 before giving effect to the Forfeiture); and

4,360,869 shares of Class A common stock for Mr. Lawrie after giving effect to the Forfeiture (or 9,360,869 before giving effect to the Forfeiture).

(iii)	Sole power to dispose or to direct the disposition of:

0 shares of Class A common stock for Sponsor; and

500,000 shares of Class A common stock for Mr. Lawrie.

(iv)	Shared power to dispose or to direct the disposition of:

4,360,869 shares of Class A common stock for Sponsor after giving effect to the Forfeiture (or 9,360,869 before giving effect to the Forfeiture); and

4,360,869 shares of Class A common stock for Mr. Lawrie after giving effect to the Forfeiture (or 9,360,869 before giving effect to the Forfeiture).

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

TLG Acquisition Founder LLC

By:	/s/ John Michael Lawrie
Name:	John Michael Lawrie
Title:	Manager

/s/ John Michael Lawrie
John Michael Lawrie

Exhibit Index

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, dated as of February 10, 2022, by and among TLG Acquisition Founder LLC and John Michael Lawrie (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 10, 2022).

Appendix 1

ADDRESS, ORGANIZATION AND PRINCIPAL BUSINESS OF EACH REPORTING PERSON REQUIRED BY ITEMS 2(b) AND (c):

Name of Person Filing	Principal Business Office Address	Place of Organization
TLG Acquisition Founder LLC	515 North Flagler Drive, Suite 520 West Palm Beach, FL 33401	Delaware limited liability company

John Michael Lawrie	515 North Flagler Drive, Suite 520 West Palm Beach, FL 33401	United States citizen